Subsidiaries of Biofrontera AG
Subsidiary	Jurisdiction
Biofrontera Bioscience GmbH	Germany
Biofrontera Pharma GmbH	Germany
Biofrontera Development GmbH	Germany
Biofrontera Neuroscience GmbH	Germany
Biofrontera Inc.	U.S.A.
Biofrontera Newderm LLC	U.S.A.
Cutanea Life Sciences, Inc.	U.S.A.
Dermapex LLC	U.S.A.
Dermarc LLC	U.S.A.